SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2025

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

This Form 6-K is being incorporated by reference into our Registration Statements on Form F-3 (File Nos. 333-267160, 333-279017, 333-280391, 333-283273) and Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070).

 EXPLANATORY NOTE

On March 14 2025, the Company issued a press release announcing it had received a notice from the Nasdaq Stock Market LLC (“Nasdaq”) that the Company is not in compliance with Nasdaq Listing Rule 5450(a)(1), requiring that listed securities maintain a minimum bid price of US $1.00 per share, based on the closing bid price of the Company’s American depositary shares (“ADSs”) for the last 30 consecutive business days. The Company also received notice that the Company no longer meets the requirement in Nasdaq Listing Rule 5450(b) that listed securities maintain a minimum market value of publicly held shares (“MVPHS”) of US $15,000,000, based on Nasdaq’s review of the Company’s MVPHS for the last 30 consecutive business days. The Company has a period of 180 calendar days, or until September 10, 2025 to regain compliance with Nasdaq Listing Rules  5450(a)(1) and 5450(b), A copy of the press release is filed herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description

99.1	Trinity Biotech Receives Non-Compliance Notice Regarding Nasdaq Global Select Requirement for Minimum Market Value of Publicly Held Shares and Nasdaq Minimum Bid Price Requirement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Louise Tallon
Louise Tallon
Chief Financial Officer

Date: March 14, 2025